EXHIBIT 99.64

INDEPENDENT ACCOUNTANTS

We have issued our report dated October 9, 2002, except to Note 3 which is as of November 1, 2002 and Note 17 which is as of July 14, 2003, accompanying the consolidated financial statements and schedules of Gammon Lake Resources Inc. contained in the Registration Statement. We consent to the use of the aforementioned report in the Registration Statement. We also consent to the incorporation by reference of our report dated October 26, 2001 for the years ended July 31, 2001 and 2000.

Halifax, Nova Scotia July 15, 2003	/s/ Grant Thornton LLP CHARTERED ACCOUNTANTS